SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                              RedBack Networks Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    757209101
                                 (CUSIP Number)


                                  Ursula Ranin
                                Nokia Corporation
                                Keilalahdentie 4
                                  P.O. Box 226
                              FIN-00045 Nokia Group
                                     Finland
                           Telephone: 011-358-9-180-71
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to :
                            Michael J. Coleman, Esq.
                               Shearman & Sterling
                                 1080 Marsh Road
                          Menlo Park, California 94025
                            Telephone: (650) 838-3600


                                 August 15, 2003
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box: [ ]

CUSIP No. 757209101                   13D                     Page 2 of 12 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Nokia Finance International B.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)     [ ]
                (b)     [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e):  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     The Netherlands
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF                0
   SHARES         --------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                 13,723,297 shares of common stock
    EACH          --------------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           13,723,297 shares of common stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,723,297 shares of common stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                      CO
--------------------------------------------------------------------------------


--------
* Based upon 182,858,615 shares of common stock of the Company outstanding as of June 30, 2003, as reported in the Company's Form S-4 Registration Statement filed with the SEC on August 6, 2003.

CUSIP No. 757209101                   13D                     Page 3 of 12 pages

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Nokia Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)     [ ]
                (b)     [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS   WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Republic of Finland
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF                0
   SHARES         --------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                 13,723,297 shares of common stock
    EACH          --------------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           13,723,297 shares of common stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,723,297 shares of common stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      7.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                    CO
--------------------------------------------------------------------------------


--------
* Based upon 182,858,615 shares of common stock of the Company outstanding as of June 30, 2003, as reported in the Company's Form S-4 Registration Statement filed with the SEC on August 6, 2003.

CUSIP No. 757209101                   13D                     Page 4 of 12 pages

                  This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on May 31, 2002, by Nokia Finance International B.V., a private company with limited liability incorporated under the laws of The Netherlands, and Nokia Corporation, a corporation incorporated under the laws of the Republic of Finland, with respect to shares of common stock, par value $0.0001 per share, of Redback Networks Inc., a Delaware corporation (the "Company").

                  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 2. Identity and Background.

                  Schedule 1 of the Schedule 13D is amended and restated in its entirety to read as the Schedule 1 attached to this Amendment No. 1 and is incorporated herein by reference.

Item 4. Purpose of Transaction

                  The second to last paragraph of Item 4 of the Schedule 13D is amended by adding the following at the end thereof:

                  On August 5, 2003, the Company and NFI executed Amendment Number One to Common Stock Purchase Warrant (the "Warrant Amendment"), pursuant to which the Warrant terminated effective as of August 1, 2003. The description of the Warrant Amendment is qualified entirely by reference to the Warrant Amendment, a copy of which is incorporated herein by reference at Exhibit E.

                  The last paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

                  Mr. Lehtoranta did not stand for re-election to the Company Board at the Annual Meeting of Stockholders of the Company held on May 7, 2003. Since May 7, 2003, none of NFI or its affiliates has had a representative on the Company Board.

                    Except as set forth herein or in connection with voting the shares of Common Stock that they may own in respect of the transactions proposed by the Company described in the Form S-4 Registration Statement filed by the Company with the SEC on August 6, 2003 (as such may be amended), at the present time the Reporting Persons have no plans or proposals which relate to or would result in
          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other

CUSIP No. 757209101                   13D                     Page 5 of 12 pages

         material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

                    Each Reporting Person expects to evaluate its investment in the Company on an ongoing basis based on the Company's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time, and NFI currently expects that it may, dispose of more shares of Common Stock and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock, or each Reporting Person may, at any time and from time to time, acquire additional Common Stock or securities convertible or exchangeable for Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"). To the knowledge of each Reporting Person, each of the persons listed on Schedule 1 hereto may make the same evaluation and reserves the same rights.

Item 5. Interest in Securities of the Issuer

                  Based on the Company's Form S-4 Registration Statement filed with the SEC on August 6, 2003, 182,858,615 shares of common stock of the Company were outstanding as of June 30, 2003.

                  On August 15, 2003, NFI sold an aggregate of 4,000,000 shares of Common Stock in market transactions pursuant to Rule 144 of the Securities Act. The following table sets forth for each such transaction (i) the date of such transaction, (ii) the number of shares of Common Stock sold and (iii) the sale price per share of Common Stock:

                                Number of Shares of      Sale Price Per Share of
    Date of Transaction:        Common Stock Sold:         Common Stock Sold:
    --------------------        ------------------         ------------------
     August 15, 2003                   750,000                   $0.30
                                     1,850,000                   $0.31
                                     1,100,000                   $0.32
                                       300,000                   $0.33

CUSIP No. 757209101                   13D                     Page 6 of 12 pages

                  As of the date of the filing of this Amendment No. 1, after giving effect to the transactions described above, the Reporting Persons beneficially own 13,723,297 shares of Common Stock, representing approximately 7.5% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  As described in the original statement on Schedule 13D, filed on May 31, 2002, as heretofore amended and supplemented, the Warrant was issued by the Company to NFI on May 21, 2002. The Warrant terminated, effective as of August 1, 2003, pursuant to the terms of the Warrant Amendment.

Item 7. Material to be Filed as Exhibits.

         Exhibit     Description
            A        Agreement of Joint Filing, dated as of May 31, 2002, by and between Nokia Finance International B.V. and Nokia
                     Corporation *
            B        Common Stock and Warrant Purchase Agreement between Redback
                     Networks Inc. and Nokia Finance International B.V., dated as of May 21, 2002 **
            C        Investor's Rights Agreement between Redback Networks Inc.
                     and Nokia Finance International B.V., dated as of May 21,
                     2002 ** +
            D        Common Stock Purchase Warrant of Redback Networks Inc.,
                     dated as of May 21, 2002 ** +
            E        Amendment Number One to Common Stock Purchase Warrant
                     between Redback Networks Inc. and Nokia Finance
                     International B.V., effective as of August 1, 2003***

--------------------
* Previously filed as an exhibit to the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 31, 2002, by Nokia Finance International B.V. and Nokia Corporation and incorporated herein by reference.

** Previously filed as an exhibit to Redback Networks Inc.'s current report on Form 8-K filed May 31, 2002 and incorporated herein by reference.

+ Confidential treatment was requested by Redback Networks Inc. for portions of this agreement pursuant to Rule 24(b)(2) of the Exchange Act.

*** Previously filed as an exhibit to Redback Networks Inc. Quarterly Report on Form 10-Q filed August 14, 2003 and incorporated herein by reference.

CUSIP No. 757209101                   13D                     Page 7 of 12 pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 15, 2003

                                     NOKIA FINANCE INTERNATIONAL B.V.

                                     By:  /s/  Timo Ihamuotila
                                          --------------------------------------
                                          Name:  Timo Ihamuotila
                                          Title: Power Attorney


                                     NOKIA CORPORATION

                                     By:  /s/  Timo Ihamuotila
                                          --------------------------------------
                                          Name:  Timo Ihamuotila
                                          Title: Vice President, Corporate
                                                 Treasurer

CUSIP No. 757209101                   13D                     Page 8 of 12 pages

                                   SCHEDULE 1

              DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA CORPORATION


                  The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Corporation. Unless otherwise indicated, the business address of each such person is c/o Nokia Corporation Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Finland and each person is a citizen of Finland.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Board of Directors
------------------

Jorma Ollila.......................   Chairman and CEO, and Chairman of the
                                      Group Executive Board of Nokia
                                      Corporation.

                                      Vice Chairman of Otava Books and Magazines
                                      Group Ltd. Member of the Board of
                                      Directors of Ford Motor Company and
                                      UPM-Kymmene Corporation. Member of The
                                      European Round Table of Industrialists.

Paul J. Collins....................   Vice Chairman of the Board of Directors of
Citizenship:  United States           Nokia Corporation.

                                      Member of the Board of Directors of BG
                                      Group, Genuity Corporation and
                                      Kimberly-Clark Corporation.

Georg Ehrnrooth....................   Chairman of the Board of Directors of Assa
                                      Abloy AB (publ) and Varma-Sampo Mutual
                                      Pension Insurance Company. Vice Chairman of the Board of Directors of Rautaruukki
                                      Corporation. Member of the Board of
                                      Directors of Oy Karl Fazer Ab, Sandvik AB
                                      (publ) and Sampo plc. Chairman of The
                                      Center for Finnish Business and Policy
                                      Studies (EVA).

Dr. Bengt Holmstrom................   Paul A. Samuelson Professor of Economics
                                      at MIT, joint appointment at the MIT Sloan
                                      School of Management.

                                      Member of the Board of Directors of
                                      Kuusakoski Oy. Member of the American
                                      Academy of Arts and Sciences and Foreign
                                      Member of The Royal Swedish Academy of
                                      Sciences.

CUSIP No. 757209101                   13D                     Page 9 of 12 pages

Per Karlsson.......................   Independent Corporate Advisor.
Citizenship:  Sweden
                                      Member of the Board of
                                      Directors of IKANO Holdings S.A.

Robert F.W. van Oordt..............   Chairman of Rodamco Europe N.V.
Citizenship:  The Netherlands
                                      Member of the Board of Directors of Fortis
                                      Bank N.V., Schering-Plough Corporation and
                                      N.V. Umicore S.A. and member of the
                                      Supervisory Board of Draka Holding N.V.

Dame Marjorie Scardino.............   Chief Executive and member of the Board of
Citizenship:  United States           Directors of Pearson plc.

Vesa Vainio........................   Chairman of the Board of Directors of
                                      UPM-Kymmene Corporation. Chairman of the
                                      Board of The Central Chamber of Commerce of Finland.

Arne Wessberg......................   Chairman of the Board of Directors and
                                      President of Yleisradio Oy (Finnish
                                      Broadcasting Company).

                                      Chairman of the Board of Directors of
                                      Digita Oy. President of the European
                                      Broadcasting Union (EBU) and member of the Board of Directors of the International Council of NATAS.

Group Executive Board
---------------------

Jorma Ollila.......................   Chairman and CEO, and Chairman of the
                                      Group Executive Board of Nokia
                                      Corporation.

                                      Vice Chairman of Otava Books and Magazines
                                      Group Ltd. Member of the Board of
                                      Directors of Ford Motor Company and
                                      UPM-Kymmene Corporation. Member of The
                                      European Round Table of Industrialists.

Pekka Ala-Pietila..................   President of Nokia Corporation.

                                      Member of the Supervisory Board of SAP AG,
                                      Member of the Science and Technology
                                      Policy Council of Finland, member of the Board of the Finnish-American Chamber of Commerce, Member of the Board of the Economic Information Bureau.

CUSIP No. 757209101                   13D                    Page 10 of 12 pages


Dr. Matti Alahuhta.................   President of Nokia Mobile Phones.

                                      Member of the Board of Directors of Kone
                                      Oyj. Chairman of the Board of the
                                      Federation of Finnish Metal, Engineering and Electrotechnical Industries, Vice Chairman of the Board of the Confederation of Finnish Industry and Employers, member of the Executive Committee of The International Institute for Management Development (IMD).

Sari Baldauf.......................   President of Nokia Networks.

                                      Member of the Board of SanomaWSOY Oyj.
                                      Member of the Board of International Youth
                                      Foundation and Member of The National
                                      Committee for the Information Society
                                      Issues and member of the Board of
                                      Foundation for Economic Education.

Dr. J.T. Bergqvist.................   Executive Vice President and General
                                      Manager, IP Mobility Nokia Networks.

Olli-Pekka Kallasvuo...............   Executive Vice President and CFO of Nokia
                                      Corporation.

                                      Chairman of the Board of Directors of
                                      F-Secure Corporation, Nextrom Holding S.A.
                                      and Sampo plc.

Pertti Korhonen....................   Executive Vice President, Nokia Mobile
                                      Software.

                                      Member of the Board of Directors, QPR
                                      Software Plc.

Dr. Yrjo Neuvo.....................   Executive Vice President and CTO of Nokia
                                      Mobile Phones.

                                      Vice Chairman of the Board of Directors of Vaisala Corporation. Member of Finnish Academy of Technical Sciences, The Finnish Academy of Science and Letters, and Academiae Europae, Foreign member of Royal Swedish Academy of Engineering Sciences, and Fellow of the Institute of Electrical and Electronics Engineers.

CUSIP No. 757209101                   13D                    Page 11 of 12 pages

Veli Sundback......................   Executive Vice President, Corporate
                                      Relations and Trade Policy of Nokia
                                      Corporation.

                                      Chairman of the Board of Directors of
                                      Huhtamaki Oyj. Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section, Chairman of the Trade Policy Committee of The Confederation of Finnish Industry and Employers and Chairman of the Board of the Finland-China Trade Association.

Anssi Vanjoki......................   Executive Vice President of Nokia Mobile
                                      Phones.

                                      Governor of European Foundation of Quality
                                      Management.

CUSIP No. 757209101                   13D                    Page 12 of 12 pages

DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA FINANCE INTERNATIONAL B.V.

                  The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Finance International B.V. Unless otherwise indicated, the business address of each such person is c/o Nokia Finance International B.V., Strawinskylaan 3111, NL-1077ZX Amsterdam, Postbus 1469, 1000BL Amsterdam, The Netherlands and each such person is a citizen of Finland.

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Board of Management
-------------------

Esa Kaunistola......................  Senior Legal Counsel of Nokia Corporation.

Hannu Mustonen......................  Director, Head of Corporate Tax Planning
                                      of Nokia Corporation.

Bob Elfring.........................  Managing Director of Lehman Brothers
Citizenship: The Netherlands          International (Europe).

ABN AMRO Trust Company..............  Trust company.
(Nederland) B.V.
State of Organization: The Netherlands



Board of Supervisory Directors
------------------------------

Maija Torkko........................  Senior Vice President, Corporate
                                      Controller of Nokia Corporation.


Timo Ihamuotila.....................  Vice President, Corporate Treasurer of
                                      Nokia Corporation.